

August 9, 2011

Via Email
Kevin P. Clark
Vice President and Chief Financial Officer
c/o Delphi Automotive LLP
5725 Delphi Drive
Troy, MI 48098

>   **Re: Delphi Automotive PLC**
>   **Amendment No. 3 to the Registration Statement on Form S-1**
>   **Filed August 1, 2011**
>   **File No. 333-174493**

Dear Mr. Clark:

We have reviewed your response to our letter dated July 20, 2011 and have the following additional comments.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 36

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 40

1. Please revise note (a)(v) to clearly disclose how each adjustment to interest expense was calculated or determined.

Selected Financial and Other Data, page 46

2. Please revise the amount of the Class B net income (loss) per membership interests unit for the six months ended June 30, 2010 of $78.60 so that it agrees to the $786.60 per the interim statement of operations on page F-78.

Financial Statements, page F-1

Delphi Automotive LLP June 30, 2011 Financial Statements, page F-78

Note 12. Membership Interests, page F-96

3. We note your response to prior comment 2 but are still unclear as to how the amounts of net income allocated to the Class B and Class E-1 membership interest during the three months ended June 30, 2011 were calculated or determined. Please advise us of how the $297 million and $1 million allocated to the Class B and Class E-1 membership interests,

respectively, for the three months ended June 30, 2011 were calculated or determined in accordance with section 5.1 of the LLP Agreement dated July 12, 2011.

General

4. Please update the financial statements when required in accordance with Rule 3-12 of Regulation S-X.

5. An updated accountant's consent should be included in any future amendments to your Form S-1 registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Michael Kaplan
        Davis Polk & Wardwell LLP